FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2010
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Press Release, “Dr. Reddy’s announces the Launch of Tacrolimus Capsules, the generic version of Prograf®”, May 21, 2010.

(2)	Notice to Stock Exchange, dated May 28, 2010, regarding meeting of Stockholders to approve the proposed Scheme of Arrangement of Dr. Reddy’s for issuance of bonus debentures.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces the Launch of Tacrolimus Capsules, the generic version of Prograf®
May 21, 2010, Hyderabad, India: Dr. Reddy’s Laboratories (NYSE: RDY) today announced that it has launched tacrolimus capsules, (0.5mg, 1mg, 5mg), a bioequivalent generic version of Prograf® Capsules*, in the US market on May 20, 2010. The United States Food & Drug Administration (USFDA) granted an approval of Dr. Reddy’s ANDA for tacrolimus capsules on May 13, 2010.
Tacrolimus is indicated for the prophylaxis of organ rejection in patients receiving allogeneic liver, kidney, or heart transplants. Dosing should be titrated based on clinical assessments of rejection and tolerability. Dr. Reddy’s product is available in bottles of 100 count capsules.
The Prograf® brand and the tacrolimus generics had combined sales of approximately $955 million in the United States, based on IMS sales data for the 12 months ending March 31, 2010.
®Prograf is a registered trademark of Astellas Pharma US, Inc.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com/ +1 908-203-4931
Media:
S Rajan at rajans@drreddys.com/ +91-40- 66511725

Notice to Stock Exchange

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
May 28, 2010
The Secretary / The Executive Director
Mumbai Stock Exchange
National Stock Exchange
Dear Sir/Madam,
Sub:	Outcome of the Meeting of the Members of the Company pursuant to an Order dated April 21, 2010, passed by the Hon’ble High Court of Andhra Pradesh
Please refer to our earlier letter dated May 3, 2010 informing you about the date of the Court Convened Meeting of the shareholders of the Company and submitting the Notice thereof.
In this respect, we would like to inform you that at the Court Convened Meeting held on May 28, 2010 pursuant to the Order of the Hon’ble High Court at Judicature of Andhra Pradesh at Hyderabad dated April 21, 2010 passed in C.A. No. 286 of 2010, the shareholders of the Company have approved the proposed Scheme of Arrangement of the Company for issuance of bonus debentures with requisite majority.
Kindly take the above information on record.
With regards,
V S Suresh
Company Secretary
CC: The New York Stock Exchange Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V.S. Suresh
Date: June 1, 2010		Name: V.S. Suresh Title: Company Secretary

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